

# countsharp

# Automated
# Accounting & Audit
# for Entrepreneurs

# Problem

## It Is Difficult, Time Consuming, And Expensive To:



Maintain Updated Books And Records

Produce Financial Statements

Have Your Company's Financial Statements Reviewed And Audited

countsharp

# Solution









CountSharp helps streamline the audit process..

CountSharp software helps aggregate financial information into one place to produce your financial statements.

Automated financial review & audit functions save time and money.

# Benefits



 Helps track, measure, and improve your business performance

 Automates accounting processes

 Streamlines your existing systems, giving you a comprehensive view of your financial statements, reports, & management information

 Provides automated review or audit of your financial statements more quickly and at a lower cost

# Market Opportunity

## The accounting software market reached $14.1 billion in 2021.



Projected To Reach

**$70.2** Billion In **2030**





Growing At Almost

**20%** CAGR

**Source: Allied Market Research**

countsharp

# Business Model



CountSharp plans to charge a monthly subscription fee ranging from:

- $50 per month for basic services

- $3,000 per month for full-time accounting



Plus:

- A la carte pricing for audit and review of financial statements

# Team

### Manager



- COO Saône Capital

- Former Managing Director & Counsel, Travelers

### Accounting



- Former Chairman of Diamond Lake Minerals

- Former CEO of Luminart and G.I.Industries (sold to Waste Management Inc.)